..


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                    FORM 11-K


         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2004

         [   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________


Commission File number 1-3247

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                            THE CORNING INCORPORATED
                                 INVESTMENT PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              CORNING INCORPORATED
                              ONE RIVERFRONT PLAZA
                                CORNING, NY 14831

Explanatory Note:

Effective February 2, 2004, the net assets of the Corning Cable Systems Retirement Plan ("CCSRP") and the Corning Cable Systems Investment Plan ("CCSIP") merged into the Corning Incorporated Investment Plan. The CCSRP and the CCSIP were sponsored by Corning Incorporated.

Documents filed as part of this report:

       (a)  Index to financial statements filed as part of this report:

            The Statement of Net Assets Available for Benefits as at December 31, 2004 and 2003, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004 and supplementary information, together with the report thereon of each of the Independent Registered Public Accounting Firms dated June 28, 2005. The required financial statement schedules, if any, are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

       (b)  Exhibits:

            Exhibit 23.1 - The consent of Insero, Kasperski, Ciaccia & Co., P.C.

            Exhibit 23.2 - The consent of PricewaterhouseCoopers LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                              THE CORNING INCORPORATED
                                              INVESTMENT PLAN


                                              By: /s/ Deborah G. Lauper
                                                  ---------------------
                                                  Deborah G. Lauper
                                                  Chair
                                                  Benefits Committee



Date: June 29, 2005

Corning Incorporated
Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Corning Incorporated Investment Plan
Index
December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Registered Public Accounting Firms..................6-7

Financial Statements

Statements of Net Assets Available for Benefits.............................8

Statement of Changes in Net Assets Available for Benefits...................9

Notes to Financial Statements...........................................10-15

Supplemental Schedule*

Schedule of Assets (Held at End of Year)...................................16


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


To the Corning Incorporated Benefits Plan Committee and the Participants of the Corning Incorporated Investment Plan

We have audited the accompanying statement of net assets available for benefits of Corning Incorporated Investment Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Corning Incorporated Investment Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,



Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
May 20, 2005

             Report of Independent Registered Public Accounting Firm


To the Corning Incorporated Benefits Committee and the
Participants in the Corning Incorporated Investment Plan

In our opinion, the accompanying statement of net assets available for benefits ("statement of net assets") presents fairly, in all material respects, the net assets available for benefits of the Corning Incorporated Investment Plan (the "Plan") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets presentation. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.


PricewaterhouseCoopers LLP
New York, New York
June 22, 2004

Corning Incorporated Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
--------------------------------------------------------------------------------

(in thousands of dollars)
                                                   2004                  2003
Assets
Interest in Corning Incorporated
    Master Investment Trust                   $   1,324,124       $   1,029,892
Loans to participants                                 6,805               6,136
Participant - Contributions Receivable                  356                   -
Employer - Contributions Receivable                     170                   -
                                              -------------       -------------
     Net assets available for benefits        $   1,331,455       $   1,036,028
                                              =============       =============

































   The accompanying notes are an integral part of these financial statements.

Corning Incorporated Investment Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004
--------------------------------------------------------------------------------



(in thousands of dollars)

Additions to net assets attributed to:
Investment income
    Interest in the Corning Incorporated Master
      Investment Trust, investment income             $     116,133
    Interest from participant loans                             481
                                                      -------------
                                                            116,614
                                                      -------------
Contributions
    Employer, net of forfeitures                             17,635
    Participant                                              42,522
    Transfer from the Corning Cable System Plans            222,439
                                                      -------------
                                                            282,596
                                                      -------------
         Total additions                                    399,210
                                                      -------------
Deductions from net assets attributed to:
Benefits paid directly to participants                      103,085
Administrative expenses                                         698
                                                      -------------
         Total deductions                                   103,783
                                                      -------------
         Net increase                                       295,427
Net assets available for plan benefits
Beginning of year                                         1,036,028
                                                      -------------
End of year                                           $   1,331,455
                                                      =============



















   The accompanying notes are an integral part of these financial statements.

Corning Incorporated Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

(in thousands of dollars)

1.   Description of Plan

     General
     The following brief description of the Corning Incorporated Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan's provisions.

     The Plan is a defined contribution profit-sharing plan established in January 1967 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Effective February 2, 2004, the net assets of the Corning Cable Systems Retirement Plan ("CCSRP") and the Corning Cable Systems Investment Plan ("CCSIP") merged into the Plan. Both CCSRP and CCSIP were sponsored by Corning Incorporated (the "Company").

     Administration
     The Plan is administered by the Corning Incorporated Benefits Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Committee administers the Plan in accordance with its terms and applicable laws and has all necessary and appropriate powers to carry out the provisions of the Plan.

     Trustee and Recordkeeper
     The Plan's assets are held by JPMorgan Chase Bank (the "Trustee"), as trustee. The recordkeeper is Affiliated Computer Services, Inc. (formerly known as Mellon Human Resource and Investor Solutions).

     Eligibility
     The Plan covers all employees of the Company and participating subsidiaries who are not members of a union. An employee is eligible for participation in the Plan upon reaching the age of 18 and completing one year of eligible service. Notwithstanding the foregoing, an employee who has attained age 18 and is scheduled on a normal basis to work at least 16 hours a week shall be immediately eligible.

     Participant Accounts
     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged for administrative expenses. Trustee and investment management fees are deducted from the earnings credited to participant's accounts. A flat monthly fee is charged to each participant's account to subsidize administrative expenses of the Plan and is determined by the plan administrator. Administrative fees, such as investment management fees, are pro-rated among the investment funds as of the last business day of each month. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.

Corning Incorporated Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

(in thousands of dollars)


     Vesting
     Participants are vested immediately in their contributions plus actual earnings thereon. Company contributions to the Plan are fully vested after three years of service. All Company contributions become fully vested upon total and permanent disability, early retirement or normal retirement.

     Contributions - Employer
     Depending upon date of hire or employee election, Company matching contributions will be determined under the following provisions:

          1) Employees hired on or after July 1, 2000 (and employees hired before July 1, 2000 who so elected) receive matching contributions that equal 100% of the first 2% of eligible pay contributed and 50% of the next 4% of eligible pay contributed, up to 6% of eligible pay.

          2) Certain employees hired before July 1, 2000 receive Company matching contributions as a percentage of a participant's first 5% of eligible pay contributed according to years of service as of December 31 of the prior year as follows:

               Less than 19 years of service                                50%

               19 but less than 24 years of service                         75%

               24 or more years of service                                 100%

          3) In 2003, the Company reduced its contributions to the Plan by 2.5% of eligible pay. This applied to all participants except union-free hourly participants. If a participant was entitled to receive both matching and the supplemental contribution, the 2.5% reduction was made proportionally between the two contributions. Effective January 1, 2004, the plan provision adopted in 2003 prescribing a 2.5% of pay reduction in Company contributions was eliminated.

     With respect to all employees eligible to participate in the Plan and covered by the service-based match described above, beginning in January of the year the participant is expected to reach ten years of vesting service and irrespective of whether such employee has elected to contribute to the Plan, the Company contributes weekly, bi-weekly or monthly (based on the employee's pay frequency) a supplemental contribution to the Corning Common Stock Fund equal to 1.175% of such employee's compensation. Employees hired on or after July 1, 2000 do not receive the supplemental contribution.

     All Company contributions are invested in the Corning Common Stock Fund. Effective January 1, 2003, participants may transfer Company contributions and associated earnings into any other plan fund.

Corning Incorporated Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

(in thousands of dollars)


     Forfeiture credits of $603 were used to reduce employer contributions in 2004. As of December 31, 2004, the amount of forfeitures available to reduce future employer contributions to this plan and the other plan sponsored by the Company with a specific interest in the Corning Incorporated Master Investment Trust is $1,477.

     Contributions - Participants
     Generally, participants may contribute up to 75% of their eligible salary on a before-tax basis, after-tax basis or any combination of the two, to the Plan. Prior to October 1, 2003, contributions of highly compensated participants were limited to 1% to 11% of their base salary before tax, and 1% to 4% of their base salary after tax, not to exceed 15% in total. These limits were eliminated July 1, 2004. Effective January 1, 2004, the Plan was amended to limit employees' elections to invest future contributions into the Corning Common Stock Fund. The maximum investment direction election under this new restriction is 20%.

     The maximum amount a participant can contribute to the Plan on a before-tax basis is $13 per year in 2004 as adjusted by the Internal Revenue Code ("IRC"). The Plan was amended effective July 1, 2004 to permit employees who will have attained age 50 or older during a given year to contribute additional before-tax amounts up to the prescribed IRC limitation for "catch-up contributions."

     Participants may also elect to have their contributions invested in the Corning Common Stock Fund on a before or after-tax basis.

     Fund Transfers
     Participants are allowed to transfer their accumulated contributions between funds. Effective January 1, 2004, the Plan was amended to prohibit the transfer of amounts invested in other Plan investment funds to the Corning Common Stock Fund.

     Payment of Benefits
     Benefit payments are made upon retirement (i.e., at least age 55 with five years of service), or in the event of a participant's death, total and permanent disability or other termination of employment. A retired participant can elect to receive distributions in a lump sum, installments, or intermittent withdrawals. The Plan also provides for withdrawals by participants prior to termination.

     Participant Loans
     Participants are eligible to obtain loans from the Plan. Loans are limited to one loan per participant with a repayment term not to exceed 4.5 years, except for primary residence loans in which the term may not exceed ten years. The maximum amount of any loan is the lesser of one-half of the vested account balance or $50 (with a $1 minimum). The interest rate on a loan is established by the Committee. Also, participants are charged a loan fee which reduces the loan proceeds.

Corning Incorporated Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

(in thousands of dollars)


2.   Summary of Significant Accounting Policies

     Basis of Presentation
     The accompanying financial statements are prepared on the accrual basis of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods could differ from those estimates.

     Basis of Allocation from the Corning Incorporated Master Investment Trust The Plan has a specific interest in the Corning Incorporated Master Investment Trust (the "Master Trust") in which another plan sponsored by the Company also participates. The Plan's specific interest in the Master Trust is credited or charged for contributions, transfers, and benefit payments relating to its participants. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan's specific interest in the net assets of the Master Trust. At December 31, 2004 and 2003, the Plan's percentage interest in the net assets of the Master Trust was approximately 84% and 81%, respectively.

     Valuation of Master Trust Investments
     Master Trust investments in mutual and collective trust funds are recorded at fair value based upon the net asset value announced by the fund on the last business day of the year. Investment contracts are valued at contract value, representing contributions made plus interest at the contract rate, less funds withdrawn and administrative expenses. There are no reserves against contract values for credit risk of the contract issuers or otherwise. Investment contracts are fully benefit-responsive. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 2004 and 2003, investment contracts held by the Master Trust were $407,345 and $421,447, respectively, at contract value. The contract values approximate fair value. The average yield and crediting interest rates were approximately 6% for 2004 and 2003. The crediting interest rates are based on a formula agreed upon with the issuers.

     Interest is accrued by the Master Trust as earned, and dividends are recorded on the ex-dividend date.

     Purchases and sales of securities are recorded by the Master Trust on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Unrealized gains and losses represent the difference between the cost and fair value of securities.

     Valuation of Participant Loans
     Participant   loans  are  valued  at  cost  plus  accrued   interest  which
     approximates fair value.

Corning Incorporated Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

(in thousands of dollars)


     Payment of Benefits
     Benefits are recorded when paid.

     Risks and Uncertainties
     The Plan's investment securities are exposed to various risks, such as changes in interest rates and market returns. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in valuations in the near term would materially affect participants' account balances and the amounts reported in the Plan's financial statements.

3.   Investments

     The following presents the Master Trust's investments at December 31:

                                                2004                 2003

     Fixed Income Funds                     $     422,902      $     401,922
     Mutual Funds                                 601,636            410,421
     Short-Term Investment Funds                   56,120             25,828
     Corning Common Stock                         497,250            429,456
                                            -------------      -------------
                                            $   1,577,908      $   1,267,627
                                            =============      =============

     Investments that represent 5% or more of net assets available for benefits as of December 31, 2004 and 2003 were the Plan's interest in the Master Trust.

     During 2004, the Master Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $103,256, as follows:

     Mutual Funds                                             $      66,192
     Corning Common Stock                                            37,064
                                                              -------------
                                                              $     103,256
                                                              =============

     During 2004, the Master Trust's investments earned interest and dividends in the amount of $35,135. For 2004, investment expenses totaled $832.

Corning Incorporated Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

(in thousands of dollars)


4.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts credited to participants' accounts will become 100% vested and will be distributed to participants in accordance with Plan provisions.

5.   Tax Status

     The Plan received a favorable determination letter dated November 5, 2003 from the Internal Revenue Service indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's benefits counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

6.   Subsequent Events

     Effective January 1,  2005,  participants of the Corning Oak Holding,  Inc.
     Section 401(k) Savings Plan (the Oak Plan) became eligible to participate in the Plan. On February 2, 2005, the assets of the Oak Plan were merged into the Plan.

     Effective April 1, 2005, the Fidelity Low Priced Stock Fund was eliminated as an investment option for participants. In addition, the Fidelity Mid-cap Stock Fund was replaced with the Vanguard Mid-cap Index Fund.

     Effective March 28, 2005, the mandatory lump-sum distribution threshold was lowered to $1 to comply with the restrictions set forth under The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").

Corning Incorporated Investment Plan
Schedule of Assets (Held at End of Year)
December 31, 2004
--------------------------------------------------------------------------------

(in thousands of dollars)


Identity of Issuer,         Description of Investment Including
Borrower, Lessor or           Maturity Date, Rate of Interest,          Current
   Similar Party             Collateral, Par, or Maturity Value          Value

 Participant loans         Maturity dates through 2014 and interest     $  6,805
                           rates ranging from 4.75% - 10.50%

                                                                    Exhibit 23.1


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------

We consent to the incorporation by reference in the Registration Statement of Corning Incorporated on Form S-8 (No. 333-82926 and No. 333-26049) of our report, dated May 20, 2005, relating to the financial statements of Corning Incorporated Investment Plan, which appears in this Annual Report on Form 11-K.

Respectfully Submitted,



Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
June 24, 2005

                                                                    Exhibit 23.2


            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-18329 and 333-26049) of Corning Incorporated of our report dated June 22, 2004 relating to the statement of net assets available for benefits of the Corning Incorporated Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

New York, New York
June 28, 2005